

July 31, 2014

Via E-mail
Niraj Shah
Chief Executive Officer
Wayfair LLC
177 Huntington Avenue, Suite 6000
Boston, MA 02115

> **Re:** **Wayfair LLC**
> **Amendment 1 to Draft Registration Statement on Form S-1**
> **Submitted July 15, 2014**
> **CIK No. 0001539031**

Dear Mr. Shah:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comments 5 in our letter dated June 3, 2014. We also note that the phrase "disruptive e-commerce business model" is jargon in the e-commerce industry to describe the impact of the e-commerce business model on traditional retailers. Please revise the appropriate sections of your prospectus to provide context for this term so a reader not familiar with your industry can understand your use of this term.

2. We note your response to comment 6 in our letter dated June 3, 2014. Please disclose here and in the Use of Proceeds and Certain Relationships and Related Party Transactions sections of the prospectus the percentage and amount of the total proceeds of the offering, as well as the percentage and amount of the portion of the proceeds of the offering that will be used to pay a dividend to holders of the Series A preferred stock, that will be used

to make payments to your co-founders and certain of your directors, executive officers, holders of more than 5% of your voting securities and affiliates. In addition, please disclose in the same parts of the prospectus the percentage of the outstanding Series A preferred stock held by such persons.

10. Members' Deficit, page F-23

Pro Forma (Unaudited), page F-24

3. We reviewed your response and the revisions to your disclosure in response to comment 29 in our letter dated June 3, 2014. Please tell us why you did not also reflect the adjustment related to equity compensation expense associated with the common options units, deferred units and restricted common units that have satisfied the service condition as of March 31, 2014 in your pro forma balance sheet as a charge to accumulated deficit. In addition, please disclose the amount of such equity compensation expense. Further, please tell us why there is a balance remaining in accumulated deficit as of March 31, 2014 if the members' deficit was reclassified to paid-in-capital. Please note that this comment also applies to your presentation of pro forma data in the capitalization table on page 46.

11. Segment and Geographic Information, page F-25

4. We reviewed your response and the revisions to your disclosure in response to comment 30 in our letter dated June 3, 2014. We note that your revised disclosure presents direct retail and other net revenues rather than revenues from each product and service or each group of similar products and services consistently with the product categories disclosed on page 89. Please revise to disclose revenues from each product and service or each group of similar products and services or disclose that it is impractical to do so. Also, if is impractical to disclose such information, please disclose that fact and tell us why it is impractical to do so. Refer to guidance in ASC 280-10-50-40.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director